Jeffrey A. Baumel

973.639.5904
Fax 973.297.3814
jbaumel@mccarter.com

September 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: David Roberts

Re: American Caresource Holdings, Inc. (the "Company" or the "Registrant") Registration Statement on Form SB-2 filed February 14, 2005 File No. 333-122820

Dear Mr. Roberts:

      Filed today is Amendment No. 6 to the above referenced registration statement (the "Registration Statement") marked to show changes from the registration statement filed with the Commission on August 12, 2005. This letter responds to the Commission's letter to the Company, dated August 24, 2005 (the "SEC Letter"), regarding the Registration Statement. Set forth below is the text of the comment contained in the SEC Letter and the Company's response thereto. The heading and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter. Page references in the Company's responses to the SEC comments correspond to the page numbers in the enclosed marked copy of the amended Registration Statement.

Risk Factors, page 7

1. On page 17, you note that your decrease in revenues was due to the fluctuation in claims mix and claims volume inherent in the health benefits industry. Please add a risk factor discussing the risk of fluctuation in claims mix and claims volume.

      A risk factor has been added to page 10 in response to the Staff's comment above.

Liquidity and Capital Resources, page 18

2. The Second Addendum to Credit Agreement (Exhibit 10.13) states that "principal and any unpaid interest, will be payable in a single payment due on July 31, 2006." Please revise this section to explicitly note that the outstanding principal and interest on the line of credit are due in full on July 31, 2006.

Securities and Exchange Commission
September 14, 2005
Page 2

      The Registration Statement has been revised at pages 19 and 22 in response to the Staff's comment above.

Financial Statements

Balance Sheets, page F-3

3. The balance sheet reflects $1 in common stock after effecting a 110,000 to 1 stock split at year end and $110,000 at June 30, 2005. Tell us how the par value and common stock account reflects the stock split for each of these periods and revise for consistency.

      The dollar amount in common stock has been adjusted in response to the Staff's comment above.

Quarterly Results (Unaudited), page F-16

4. Adjust the net loss per common share amounts for the June 2, 2005 stock split.

      The amounts for net loss per common share have been adjusted in response to the Staff's comment above.

Exhibit 10.13 - Second Addendum to Credit Agreement

5. We note that the Second Addendum to Credit Agreement was not signed by Wells Fargo Bank. Please file an updated copy of the agreement that was singed by Wells Fargo Bank.

      An updated copy of the Second Addendum to the Credit Agreement has been filed as Exhibit 10.13. This agreement has been signed by Wells Fargo Bank.

6. We note that the Consent to Second Addendum to Credit Agreement, Ratification of Guaranty and Waiver of Claims was not signed by John Pappajohn. Please file an updated copy of the agreement that was signed by Mr. Pappajohn. Also, please file the Consent to Second Addendum to Credit Agreement, Ratification of Guaranty and Waiver of claims for Derace Schaffer or advise us why this was not included.

Securities and Exchange Commission
September 14, 2005
Page 3

      In response to the Staff's comment above, an updated copy of the Consent to Second Addendum to Credit Agreement, Ratification of Guaranty and Waiver of Claims that has been signed by Mr. Pappajohn has been filed as
      Exhibit 10.14. In addition, a signed copy of the Consent to Second Addendum to Credit Agreement, Ratification of Guaranty and Waiver of Claims for Derace Schaffer has also been filed as Exhibit 10.15.

Exhibit 23.2

7. Please have your auditors update their consent to make reference to their dual-dated opinion.

      The auditors' consent has been updated in response to the Staff's comment above.

      We appreciate your prompt response to our filing. If you have any questions, or if we may be of any assistance, please contact the undersigned at
(973) 622-4444.

Very truly yours,


/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

JAB:an